UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38590

CANGO INC.

3131 McKinney Avenue

Dallas, Texas 75204, U.S.A.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit 99.1	Cango Inc. Closed the Previously Announced US$10.5 Million Equity Investment from EWCL and Secured US$65 Million Additional Equity Investments
Exhibit 99.2	ANL Investment Agreement, dated February 11, 2026
Exhibit 99.3	FPL Investment Agreement, dated February 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANGO INC.

By:	/s/ Yongyi Zhang
Name:	Yongyi Zhang
Title:	Chief Financial Officer

Date: February 12, 2026